UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CORTELCO SYSTEMS PUERTO RICO, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

22051P106

(CUSIP Number)

Patrick L. Keen, China Vest IV, L.P., 19/F Dina House, 11 Duddell Street, Central, Hong Kong,
(852) 2810-7081

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22051P106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons.

China Vest IV, L.P. Tax ID # 98-0136337

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
			(a)	☐
			(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A: Shares received pursuant to a stock distribution (spin-off) by eOn Communications Corporation

5.	Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization

Delaware

Number of	7.	Sole Voting Power	153,808
Shares
Beneficially	8.	Shared Voting Power	25,039
Owned by
Each	9.	Sole Dispositive Power	153,808
Reporting
Person With	10.	Shared Dispositive Power	25,039

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 178,847

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11) 14.9%

14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 22051P106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons.

China Vest Partners IV Tax ID # 98-0132131

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
			(c)	☐
			(d)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A: Shares received pursuant to a stock distribution (spin-off) by eOn Communications Corporation

5.	Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization Delaware

Number of	7.	Sole Voting Power	171,514
Shares
Beneficially	8.	Shared Voting Power	7,333
Owned by
Each	9.	Sole Dispositive Power	171,514
Reporting
Person With	10.	Shared Dispositive Power	7,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 178,847

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11) 14.9%

14.	Type of Reporting Person (See Instructions)

PN

     This Schedule 13D relating to shares of common stock, $.01 par value per share (the “Common Stock”), of Cortelco Systems Puerto Rico, Inc., a Puerto Rican corporation (the “Issuer”), is being filed by ChinaVest IV, L.P., a Delaware limited partnership and ChainVest Partners IV, a Delaware general partnership. ChinaVest Partners IV is the general partner of ChinaVest IV, L.P., the legal owner of 153,808 shares of Common Stock of Issuer. ChinaVest IV, L.P. is one of three affiliated venture capital funds that invest and divest side-by-side in all portfolio investments. ChinaVest Partners IV is also the general partner of one such other fund, ChinaVest IV-A, L.P., a Delaware limited partnership. An affiliate of ChinaVest Partners IV, ChinaVest Management Limited, a Bermuda corporation, is the general partner of the third venture fund, ChinaVest IV-B, L.P., a Bermuda limited partnership.

Item 1. Security and Issuer.

     The title and class of equity securities to which this statement relates is Common Stock, par value $.01 per share. The name of the subject company is Cortelco Systems Puerto Rico, Inc. and its principal executive offices are located at 1550 Ponce de Leon Avenue, Suite 100, San Juan, Puerto Rico 00926.

Item 2. Identity and Background.

     The persons filing this Schedule 13D are ChinaVest IV, L.P., c/o The Prentice-Hall Corporation System, Inc., 32 Lookermann Square, Suite L-100, Dover, Delaware 19901 and ChinaVest Partners IV, c/o 19/F Dina House, 11 Duddell Street, Central, Hong Kong. ChinaVest IV, L.P. is a limited partnership formed under Delaware law. China Vest Partners IV is a general partnership formed under Delaware law.

     The principal business of ChinaVest Partners IV is to act as general partner of certain private equity investment funds.

     The principal business of ChinaVest IV, L.P. is to make private equity investments.

     ChinaVest IV, L.P., during the last five years, (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     ChinaVest Partners IV, during the last five years, (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Neither ChinaVest Partners IV nor ChinaVest IV, L.P. purchased the shares. As discussed above, ChinaVest IV, L.P. and its affiliates, ChinaVest IV-A, L.P., and ChinaVest IV-B, L.P. received the shares as stockholders of eOn Communications Corporation (“eOn”) pursuant to a distribution by eOn of all of its shares in Issuer to eOn’s stockholders on July 31, 2002.

Item 4. Purpose of Transaction.

     ChinaVest IV,L.P., ChinaVest IV-A, L.P., and ChinaVest IV-B, L.P. are currently holding the shares for investment purposes.

Item 5. Interest in Securities of Issuer.

     ChinaVest IV, L.P. has sole voting and dispositive power of 153,808 shares of Issuer received pursuant to a distribution of the shares of Issuer by Issuer’s former sole stockholder, eOn Communications Corporation (“eOn”). ChinaVest IV-A, L.P. and ChinaVest IV-B, L.P., as stockholders of eOn, received 17,706 and 7,333 shares, respectively, of the Issuer from eOn. However, because ChinaVest Partners IV is the general partner of each of ChinaVest IV, L.P. and ChinaVest IV-A, L.P., because the three ChinaVest IV funds traditionally invest and divest side-by-side in portfolio investments, and because an affiliate of ChinaVest Partners IV is the general partner of ChinaVest IV-B, L.P., the shares of the Issuer legally owned by ChinaVest IV-A, L.P. and ChinaVest IV-B, L.P. are reported in this Schedule as being beneficially owned by ChinaVest Partners IV and ChinaVest IV, L.P.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Not applicable.

Item 7. Material to be Filed as Exhibits.

     Agreement and undertaking in relation to joint filing.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 8, 2002

Date

/s/ Edward B. Collins

Signature

Edward B. Collins, general partner of ChinaVest Partners IV, for China Vest Partners IV and as a general partner on behalf of ChinaVest IV, L.P.

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT REQUIRED UNDER RULE 13d-1(k)(1)(iii)

AGREEMENT RELATIVE TO THE FILING OF SCHEDULE 13D

THIS AGREEMENT, made as of the 8th day of August 2002, by and between ChinaVest IV, L.P., a Delaware limited partnership (“CV4LP”) and ChinaVest Partners IV, a Delaware general partnership, the general partner of CV4LP (“CVP”);

WITNESSETH:

WHEREAS, CV4LP and CVP are both persons required, pursuant to 17 C.F.R.240.13d-1, to file a statement containing the information required by Schedule 13D with respect to the following Issuer:

Cortelco Systems Puerto Rico, Inc.
Cusip No. 22051P106

WHEREAS, CV4LP and CVP are each individually eligible to use Schedule 13D; and

WHEREAS, CV4LP and CVP are each responsible for the timely filing of said Schedule 13D and any amendments thereto, and for the completion and accuracy of the information concerning each, but not on the behalf of any other, unless any knows or has reason to know that the information concerning any other is inaccurate; and

WHEREAS, the Schedule 13D attached hereto identifies all the persons and contains the required information with regard to CV4LP and CVP so that it may be filed with the appropriate persons, agencies and exchanges on behalf of each of them; and

WHEREAS, CV4LP and CVP desire to file the Schedule 13D attached hereto on behalf of each of them.

NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, the parties hereto agree that the Schedule 13D attached hereto shall be executed by CVP in its individual capacity and in its capacity as general partner of CV4LP, and filed with the appropriate persons, agencies and exchanges, on behalf of both of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement relative to the Filing of Schedule 13D as of the day, month and year first above written.

/s/ Edward B. Collins

By: Edward B. Collins, general partner
of ChinaVest Partners IV, for ChinaVest
Partners IV and as general partner
on behalf of ChinaVest IV, L.P.